Exhibit T3E.11

Yellow Media Reaches Settlement with Holders of Existing Convertible Unsecured Subordinated Debentures and Amends Proposed Recapitalization

Montreal (Quebec), October 17, 2012 — Yellow Media Inc. (TSX: YLO) announced today that it reached a settlement with the ad hoc committee of holders of existing convertible unsecured subordinated debentures contesting the Company's proposed recapitalization, as a result of which the ad hoc committee agreed to support the recapitalization and withdraw all contestation in respect thereof.

As part of the settlement, the Company agreed to amend the terms of the recapitalization such that holders of convertible debentures will be entitled to receive, in exchange for all entitlements relating to their convertible debentures, $2.5 million principal amount of senior subordinated exchangeable debentures and 200,000 additional warrants to purchase new common shares, in addition to the 500,000 new common shares and 285,714 warrants that holders of convertible debentures were already entitled to receive pursuant to the recapitalization, as amended on September 4, 2012. The Company will also amend the terms of the recapitalization such that holders of affected senior unsecured debt will be entitled to receive an additional $25 million principal amount of senior secured notes.

In addition, the Company has agreed to forthwith pay the interest on the convertible debentures due October 1, 2012 (for the six month period ending on and including September 30, 2012), not conditional on the recapitalization becoming effective. Interest on the convertible debentures due October 1, 2012 will be paid on October 19, 2012 to holders of record as of the close of business on September 20, 2012, in accordance with the terms of the indenture governing the convertible debentures. The terms of the recapitalization initially provided that no accrued or unpaid interest would be paid on the convertible debentures.

The settlement also provides for the reimbursement by the Company of certain legal and other costs of the ad hoc committee in the amount of approximately $650,000.

The following table presents the consideration to be received by existing holders of affected senior unsecured debt, convertible debentures, preferred shares and common shares pursuant to the recapitalization, as amended.

	Cash ($)	Senior Secured Notes ($)	Senior Sub. Exch. Debentures ($)	New Common Shares (#)	Warrants (#)
$1,000 face value of affected senior unsecured debt	140.88	436.74	56.35	12.99684	‒
$1,000 face value of convertible debentures	‒	‒	12.50	2.50000	2.42857
100 preferred shares (other than preferred shares, series 7)	‒	‒	‒	6.25000	3.57143
100 preferred shares, series 7	‒	‒	‒	1.87500	1.07143
100 common shares	‒	‒	‒	0.50000	0.28571

As a result of the amendments to the terms of the recapitalization to reflect the settlement, the exercise price of the warrants will be reduced from $29.25 to $28.16, and the exchange price of the senior subordinated exchangeable debentures will be reduced from $20.27 to $19.04.

The hearing for the final approval by the Québec Superior Court of the recapitalization, including the amendments to reflect the settlement, is currently in progress. Subject to the final approval of the recapitalization by the Court, no accrued interest will be paid in respect of the convertible debentures for the period from (and including) October 1, 2012 upon the recapitalization becoming effective.

The listing of the additional warrants and senior subordinated exchangeable debentures resulting from the amendments to the terms of the recapitalization to reflect the settlement and of the new common shares to be issued upon the exercise or exchange of such warrants or senior subordinated exchangeable debentures, as well as the reduction in the exercise price and exchange price of the warrants and senior subordinated exchangeable debentures, remain subject to the approval of the Toronto Stock Exchange.

Further information concerning the recapitalization is available on SEDAR (www.sedar.com) and the Company's website (www.ypg.com).

About Yellow Media Inc.
Yellow Media Inc. (TSX: YLO) is a leading media and marketing solutions company in Canada. The Company owns and operates some of Canada’s leading properties and publications including Yellow Pages™ print directories, YellowPages.ca™, Canada411.ca and RedFlagDeals.com™. Its online destinations reach approximately 8 million unique visitors monthly and its mobile applications for finding local businesses and deals have been downloaded more than 4 million times. Yellow Media Inc. is also a leader in national digital advertising through Mediative, a digital advertising and marketing solutions provider to national agencies and advertisers. For more information, visit www.ypg.com.

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of the Company. These statements are forward-looking as they are based on our current expectations, as at October 17, 2012, about our business and the markets we operate in, and on various estimates and assumptions. Our actual results could materially differ from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that any forward-looking statements will materialize. Risks that could cause our results to differ materially from our current expectations are discussed in section 7 of our August 9, 2012 Management's Discussion and Analysis. We disclaim any intention or obligation to update any forward-looking statements, except as required by law, even if new information becomes available, as a result of future events or for any other reason. The implementation of the recapitalization is subject to a number of conditions provided in the plan of arrangement under the Canada Business Corporations Act, including, without limitation, court and any required regulatory approvals (including stock exchange approvals). The implementation of the recapitalization is also subject to a number of other risks and uncertainties, including, without limitation, those described in the section "Risk Factors" of the Company's management proxy circular dated July 30, 2012 prepared in connection with the meetings. Accordingly, there can be no assurance that the recapitalization will occur. The recapitalization could be modified, restructured or terminated.

Contacts:

Investor Relations
Pierre Van Gheluwe
Treasurer
Tel.: (514) 934-4325
pierre.vangheluwe@ypg.com

Media
Andre Leblanc
Director, Marketing Communications
Tel.: (514) 934-7359
andre.leblanc@ypg.com

Institutional Security Holders
BMO Capital Markets Transaction Hotline
Tel.: (416) 359-4306
Toll free: (855) 666-4361

Canaccord Genuity Transaction Hotline
Tel.: (416) 687-5517
Toll free: (855) 333-5517